UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. May 18, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2016 of US$58.5 million (US$0.22 per ADR), a decrease from US$71.7 million (US$0.27 per ADR) reported for the three months ended March 31, 2015. Gross profit(3) reached US$113.6 million (29.0% of revenues) for the three months ended March 31, 2016, lower than US$130.7 million (33.7% of revenues) reported for the three months ended March 31, 2015. Revenues totaled US$391.8 million for the three months ended March 31, 2016, similar to the US$387.5 million reported for the three months ended March 31, 2015.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “During the first quarter of 2016, as anticipated, the downward trend in iodine prices and the weakness in potash prices continued, impacting our margins. Potash sales volumes were higher this quarter compared to the first quarter of last year, which helped to offset the impact on revenues, although adverse weather conditions at the port caused some shipments to be postponed to the second quarter. We believe we are on track to see a recovery in our potash volumes for the full year, returning to levels similar to those reported in 2014. In fact, we expect to see higher sales volumes across all of our business lines for the full year, although margins will continue to reflect lower iodine and potash prices.”

He went on to say, “Pricing in the specialty plant nutrition business has been more stable than potash pricing, and our leading position in the potassium nitrate market has helped us to keep revenues stable in the face of uncertainty in the potash market. The best news of the quarter has been our lithium business, where we saw significant revenue growth. In response to strong global demand for lithium, we are working to deliver more volumes, and prices have also increased.”

“In other lithium news, during the first quarter we were pleased to announce a joint venture with Lithium Americas to develop the Caucharí-Olaroz lithium project in Argentina, which is a great complement to our existing lithium operations in Chile. We are targeting a capacity of 40,000 tons with this joint venture, with production expected to begin by 2019. We believe that our years of experience in this business will contribute to the success of this project, and we should benefit from synergies with our Chilean lithium operations. We are confident that this joint venture will generate value for our shareholders.”

Mr. de Solminihac concluded by saying, “Although we have faced many challenges during the last year, relating to both operating and non-operating matters, I am proud of the hard work I see every day across the company. Efforts to improve operating efficiency have become part of the culture, and we are constantly seeking new opportunities to improve and to grow. We are also committed to maintaining a solid financial position. We recently paid a special dividend to shareholders, and following that payment, all of our financial indicators remain well within our conservative internal targets. I believe that SQM is well positioned to take on the challenges and opportunities that the future will bring.”

Segment Analysis

Specialty Plant Nutrition (“SPN”)

Revenues from the SPN business line for the three months ended March 31, 2016 totaled US$141.1 million, a decrease of 1.4% compared to US$143.1 million reported for the three months ended March 31, 2015.

Specialty Plant Nutrition Sales Volumes and Revenues:

		Mar. 2016	Mar. 2015	2016/2015
Specialty Plant Nutrition Total Volumes	Th. MT	174.1	171.0	3.2	2%
Sodium Nitrate	Th. MT	4.5	8.7	-4.2	-49%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	102.2	99.6	2.6	3%
Specialty Blends	Th. MT	33.1	31.9	1.2	4%
Other specialty plant nutrients (*)	Th. MT	34.3	30.7	3.6	12%
Specialty Plant Nutrition Revenues	MUS$	141.1	143.1	-2.0	-1%
*Includes trading of other specialty fertilizers.

First quarter revenues in our specialty plant nutrition business line were relatively flat when compared to the first quarter of 2015, as slightly higher sales volumes helped to offset lower average prices.

Sales volumes for this business line as a whole were flat, although we are seeing positive results from our strategy of focusing on the growing water soluble fertilizer market. The product mix for the quarter reflects those results, as lower sales volumes of specialty field fertilizers were offset by higher volumes of water soluble fertilizers. The market for specialty field fertilizers has been particularly competitive, as some of these products compete with lower-priced commodity fertilizers. However, demand for water soluble fertilizers is growing, and as the leading producer of potassium nitrate, we are well positioned to supply this market.

Gross profit for the SPN segment accounted for approximately 34% of SQM’s consolidated gross profit for the three months ended March 31, 2016. (4)

Iodine and derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2016 were US$58.3 million, a decrease of 20.7% compared to US$73.6 million generated for the three months ended March 31, 2015.

Iodine and Derivatives Sales Volumes and Revenues:

		Mar. 2016	Mar. 2015	2016/2015
Iodine and Derivatives	Th. MT	2.4	2.5	-0.1	-6%
Iodine and Derivatives Revenues	MUS$	58.3	73.6	-15.3	-21%

Lower iodine revenues were primarily the result of lower prices. The downward trend in iodine pricing during the last several quarters continued during the first quarter of 2016, and our average price was slightly below US$25/kg, a decrease of over 15% compared to the first quarter of 2015. We remain focused on keeping our production costs down, but the impact on our margins from these lower prices is inevitable.

Sales volumes for the first quarter of 2016 were slightly lower compared to the first quarter of 2015, but for the full year we expect to report a moderate increase in iodine sales volumes. We maintain our view that global iodine demand growth will be around 2% for this year.

Gross profit for the Iodine and Derivatives segment accounted for approximately 9% of SQM’s consolidated gross profit for the three months ended March 31, 2016.

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$78.9 million during the three months ended March 31, 2016, an increase of 62.5% compared to US$48.6 million for the three months ended March 31, 2015.

Lithium and Derivatives Sales Volumes and Revenues:

		Mar. 2016	Mar. 2015	2016/2015
Lithium and Derivatives	Th. MT	10.9	8.6	2.3	26%
Lithium and Derivatives Revenues	MUS$	78.9	48.6	30.3	62%

The significant increase in revenues from sales of lithium during the first quarter of 2016 was the result of both higher prices and higher sales volumes. Average prices for this business line increased close to 30% compared to the first quarter of 2015.

We continue to see very strong demand in the lithium market, primarily driven by batteries, and we estimate that global demand growth for this year could exceed 10% compared to 2015. In an effort to satisfy this robust lithium demand, we expect our sales volumes for the full year 2016 to be close to 20% higher than 2015 sales volumes. In the first quarter of 2016, our sales volumes were approximately 26% higher compared to the first quarter of 2015. We expect to see additional supply from other producers in Argentina and Australia this year, in addition to our own higher sales volumes.

Gross profit for the Lithium and Derivatives segment accounted for approximately 41% of SQM’s consolidated gross profit for the three months ended March 31, 2016.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2016 totaled US$84.3 million, a 4.1% decrease compared to the US$87.9 million reported for the three months ended March 31, 2015.

Potassium Chloride (MOP) & Potassium Sulfate (SOP) Sales Volumes and Revenues:

		Mar. 2016	Mar. 2015	2016/2015
Potassium Chloride and Potassium Sulfate	Th. MT	285.2	214.9	70.3	33%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	84.3	87.9	-3.6	-4%

Revenues in the potassium chloride and potassium sulfate business line were significantly impacted by potassium chloride prices. The average price for this business line, including both potassium chloride and potassium sulfate, for the first quarter 2016 was more than 25% lower compared to the first quarter of 2015. The average price for only potassium chloride during the quarter was approximately US$260 per metric ton, and we have continued to see downward pressure during the second quarter of this year.

The negative effect of lower prices on our revenues was mostly offset by a recovery in sales volumes, which increased over 30% compared to the first quarter of 2015. Potash demand was more active towards the end of the first quarter, although some shipments were postponed to the second quarter due to weather-related delays at the port. We expect to see higher volumes in the coming quarters, in line with our projections for full-year 2016 volumes to return to levels similar to those reported in 2014.

Current estimates for global potash demand in 2016 range between 58 and 60 million tons, which is higher than the 2015 figure. However, uncertainty about pricing remains, and we expect lower average prices compared to 2015 to continue to have an impact on our margins.

Gross profit for the potassium chloride and potassium sulfate segment accounted for approximately 9% of SQM’s consolidated gross profit for the three months ended March 31, 2016.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2016 amounted to US$16.9 million, a 30.8% decrease compared to US$24.5 million for the three months ended March 31, 2015.

Industrial Chemicals Sales Volumes and Revenues:

		Mar. 2016	Mar. 2015	2016/2015
Industrial Nitrates	Th. MT	20.4	32.4	-12.1	-37%
Industrial Chemicals Revenues	MUS$	16.9	24.5	-7.5	-31%

Lower revenues in the industrial chemicals business line were the result of lower sales volumes, mainly explained by the fact that we did not have sales of solar salts during the first quarter of 2016. We continue to expect to see sales volumes of over 70,000 metric tons related to this product this year. However, we expect the timing of those sales to be during the second half of the year.

Gross profit for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross profit for the three months ended March 31, 2016.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$12.3 million for the three months ended March 31, 2016, an increase compared to US$9.9 million for the three months ended March 31, 2015.

Financial Information

Cost of Goods Sold

Cost of goods sold, including depreciation, amounted to US$278.3 million for the three months ended March 31, 2016, an increase of 8.4% compared to US$256.8 million for the same period in 2015. This increase reflects the significantly higher sales volumes reported in 2016.

Administrative Expenses

Administrative expenses totaled US$18.1 million (4.6% of revenues) for the three months ended March 31, 2016, compared to US$21.2 million (5.5% of revenues) for the three months ended March 31, 2015.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2016 were US$13.1 million, compared to US$13.6 million for the three months ended March 31, 2015.

Income Tax Expense

For the three months ended March 31, 2016, the income tax expense reached US$24.0 million, representing an effective tax rate of 29.1%, compared to an income tax expense of US$27.8 million during the three months ended March 31, 2015. The Chilean corporate tax rate was 22.5% during 2015 and was increased to 24% during 2016.

Other

EBITDA

EBITDA for the three months ended March 31, 2016 was US$155.7 million (EBITDA margin of 39.7%), compared to US$176.9 million for the three months ended March 31, 2016 (EBITDA margin of 45.7%).

Joint Venture in Argentina

On March 28, 2016, we announced a 50/50 joint venture with Lithium Americas Corp. to develop the Caucharí-Olaroz lithium project in the Jujuy province of Argentina. This joint venture went into effect following a capital contribution of US$25 million by SQM in exchange for a 50% ownership stake in Minera Exar, a wholly owned subsidiary of Lithium Americas. The project’s production capacity is targeted at 40,000 tons per year of lithium carbonate equivalent. Under the current project timeline, the companies expect to begin plant commissioning and production by 2019. Total capital expenditures for the project are estimated to range between US$500 million and US$600 million, depending on final design criteria and project staging.

Dividends

Shareholders at the shareholders’ meeting held on April 26, 2016 approved the payment of a final dividend of US$22.6 million (approximately US$0.09 per share) and a special dividend (“dividendo eventual”) of US$150 million (approximately US$0.57 per share). Both of these dividends were paid on May 6, 2016.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2016	2015

Total Current Assets	2,752.9	2,696.8
Cash and cash equivalents	526.7	527.3
Other current financial assets	690.8	636.3
Accounts receivable (1)	380.6	402.1
Inventory	1,039.9	1,003.8
Others	115.0	127.3

Total Non-current Assets	1,936.0	1,946.9
Other non-current financial assets	2.7	0.5
Investments in related companies	110.5	79.3
Property, plant and equipment	1,645.6	1,683.6
Other Non-current Assets	177.1	183.6

Total Assets	4,688.9	4,643.8

Total Current Liabilities	779.7	702.9
Short-term debt	476.6	402.0
Others	303.1	300.9

Total Long-Term Liabilities	1,480.3	1,540.5
Long-term debt	1,237.2	1,290.2
Others	243.1	250.3

Shareholders' Equity before Minority Interest	2,368.3	2,339.8

Minority Interest	60.7	60.6

Total Shareholders' Equity	2,429.0	2,400.4

Total Liabilities & Shareholders' Equity	4,688.9	4,643.8

Liquidity (2)	3.5	3.8

(1) Accounts receivable + accounts receivable from related companies
(2) Current assets / current liabilities

Income Statement

(US$ Millions)	For the 1st quarter
	2016	2015

Revenues	391.8	387.5

Specialty Plant Nutrition (1)	141.1	143.1
Iodine and Iodine Derivatives	58.3	73.6
Lithium and Lithium Derivatives	78.9	48.6
Industrial Chemicals	16.9	24.5
Potassium Chloride & Potassium Sulfate	84.3	87.9
Other Income	12.3	9.9

Cost of Goods Sold	(218.1)	(189.4)
Depreciation and Amortization	(60.2)	(67.4)

Gross Profit	113.6	130.7

Administrative Expenses	(18.1)	(21.2)
Financial Expenses	(17.4)	(16.9)
Financial Income	4.3	3.3
Exchange Difference	(4.2)	9.7
Other	4.5	(6.0)

Income Before Taxes	82.7	99.6

Income Tax	(24.0)	(27.8)

Net Income before minority interest	58.6	71.8

Minority Interest	(0.1)	(0.1)

Net Income	58.5	71.7
Net Income per Share (US$)	0.22	0.27

(1) Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 18, 2016	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.